UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

X REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.
                                      OR
___ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended ______________________________.
                                      OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934.
         For the transition period from _________________ to __________________.

Commission file number _________________________________________________________

                               Ayotte Music, Inc.
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             (Exact name of Registrant as specified in its charter)


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                 (Translation of Registrant's name into English)


          Canada (Federal), under the Canada Business Corporations Act
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                 (Jurisdiction of incorporation or organization)


              2060 Pine Street, Vancouver, British Columbia, Canada
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                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class              Name of each exchange on which registered

----------------------------------     -----------------------------------------

----------------------------------     -----------------------------------------

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Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 11,694,000 shares common stock.[a/o 8/11/99]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ___ Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                    X  Item 17     _____ Item 18


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                                AYOTTE MUSIC INC.

                                TABLE OF CONTENTS

                                     PART I
                                                                        Page No.

Item 1.  Description of Business..............................................6

Business done and intended to be done by the registrant
 and its subsidiaries.........................................................6
     Products.................................................................8
     Services.................................................................9

Markets for and Methods of Distribution of Products...........................9
     Distribution - Dealers...................................................9
     Distribution - Internet..................................................9
     Internet Marketing Going Forward........................................10
     Competition and Market Volumes..........................................11
     Proprietary Technology..................................................11

Research and Development Policy, and Environmental
Protection Requirements......................................................12

Number of Employees..........................................................12

Foreign Operations...........................................................12

Forward Looking Statements and Risk Factors..................................12
     Forward Looking Statements..............................................12
     Risk Factors............................................................13

Item 2.  Description of Property.............................................15

Item 3.  Legal Proceedings...................................................15
     Legal Proceedings.......................................................15
     Corporate Cease Trade Orders or Bankruptcies............................15
     Penalties or Sanctions..................................................16
     Individual Bankruptcies.................................................16
     Material Proceedings....................................................16

Item 4.  Control of Registrant...............................................16

Item 5.  Nature of Trading Market............................................18


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Item 6.  Exchange Controls and Other
         Limitations Affecting Security Holders..............................18

Item 7.  Taxation............................................................19
     Canada..................................................................19
     United States...........................................................20

Item 8.  Selected Financial Data.............................................23

Item 9.  Management's Discussion and Analysis of Financial Condition
       and Results of Operations.............................................23
     Overview................................................................23
     Revenue.................................................................24
     E-commerce Store........................................................24
     Sales and Marketing.....................................................24
     Foreign Exchange........................................................24
     Quantitative and Qualitative Disclosures about Market Risk..............25
     Liquidity and Capital Resources.........................................25
     Results of Operations (Year Ended February 28, 1998
     to Year Ended February 28, 1999.)
         Revenue.............................................................25
         Cost of Sales.......................................................26
         Advertising and Promotion...........................................26
         General and Administrative..........................................26
         Income Taxes........................................................26

Item 9a.  Quantitative and Qualitative Disclosures about Market Risk.........27

Item 10.  Directors and Officers of Registrant...............................27

Item 11.  Compensation of Directors and Officers.............................28
     Summary Compensation Table..............................................29
     Employment Agreements...................................................29
     Stock Option Plan.......................................................29

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.....29
     Options and Warrants Outstanding........................................29
     Options to Employees and Directors......................................29
     Private Placement Warrants..............................................30

Item 13.  Interest of Management in Certain Transactions
     Market Strategies, Inc..................................................30




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                                     Part II

Item 14.  Description of Securities to Be Registered.........................30

                                    Part III

Item 15.  Defaults upon Senior Securities....................................31

Item 16.  Changes in Securities, Changes in Security for
            Registered Securities and Use of Proceeds........................31

                                     Part IV

Item 17.  Financial Statements...............................................31

Item 18.  Financial Statements...............................................31

Item 19.  Financial Statements and Exhibits..................................31

Signatures...................................................................49

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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

(A)  BUSINESS  DONE  AND  INTENDED  TO  BE  DONE  BY  THE   REGISTRANT  AND  ITS
SUBSIDIARIES.

(1) THE GENERAL DEVELOPMENT OF THE BUSINESS OF THE REGISTRANT, ITS SUBSIDIARIES AND ANY PREDECESSOR(S) DURING THE PAST FIVE YEARS.

     Ayotte makes and sells drums and drum-related musical instrument accessories and products. Most of its products are used by professional and semi-professional musicians, usually in rock-n-roll and jazz venues. The drums, sold under the name "Ayotte," are manufactured out of maple, and handcrafted and artistically finished; they incorporate certain significant performance features that are unique to Ayotte. Ayotte considers its "WoodHoop" drums to be a superior high-end product.

     Ayotte was founded by Ray Ayotte, who began his career in the music and percussion business in 1966. He began selling, teaching and repairing drums in 1972, and manufactured drums and other related percussion and musical products since 1982. Originally, the business of the registrant was incorporated under the laws of British Columbia on November 28, 1974 under the name "Ray Ayotte's Drums Only! Inc." The name was changed on February 11, 1993 to "Ayotte Drums Only Inc." Mr. Ayotte left the company in 1999.

     Since the introduction of our products, we have succeeded in establishing a small but loyal market share for Ayotte Custom Drums. A growing number of well known percussionists voluntarily endorse Ayotte's products.

     In November 1994, a group of investors led by Louis Eisman, Bruce Allen and Sam Feldman invested approximately Cdn.$350,000 in Ayotte to assist in expanding its production facilities and implementing a world-wide marketing program.

     In July 1995, Ayotte raised Cdn.$1,560,000 through Ayotte Music (VCC) Ltd. (the "VCC"), a company formed under the British Columbia Small Business Venture Capital program. The funds invested by the VCC were used to expand our factory and hire new employees including a controller, a general manager, and several factory employees. Factory capacity was improved and new equipment was purchased. The product line was expanded to include drumsticks, and our dealer network was expanded from an initial 11 to more than 200 dealers, approximately 50% of whom were in the United States.

     On December 10, 1997 all of the shareholders of Ayotte Drums Only Inc. tendered their shares under a share exchange takeover bid made by ISI Ventures Inc., an Alberta Stock Exchange Listed Junior Capital Pool Company ("ISI"), in exchange for which ISI issued the shares of ISI to then former Ayotte Drums Only Inc. shareholders representing a controlling interest in ISI. Also in connection with this reverse takeover transaction, a Cdn.$640,000 cash financing was effected.

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ISI then was listed on the Alberta  Stock  Exchange  (now the  Canadian  Venture
Exchange or CDNX) under the trading symbol "AYO."

     In the reverse takeover transaction, Ayotte Drums Only Inc. became a wholly owned subsidiary of ISI. On February 27, 1998, Ayotte Drums Only Inc. continued as a corporation subject to Alberta law and amalgamated (combined into one entity) under the Alberta Business Corporations Act as Ayotte Music Inc., which is our present name.

     In late 1999, our shareholders approved (at the annual meeting in Calgary, Alberta) and we implemented in 2000 the continuation (change of legal domicile) of our company to the Canadian federal jurisdiction. Therefore, we now are governed in corporate matters by the Canada Business Corporations Act.

     To supplement our traditional products distribution through music instrument dealers, on November 26, 1999 we commenced a new internet based "e-commerce initiative" by selling products directly to consumers at significant discounts. To the best of our knowledge, our e- commerce initiative is the first musical instrument manufacturer to operate in this manner.

     Our manufacturing facility and head office are located in leased premises at 2060 Pine Street in Vancouver, British Columbia, comprising two floors totaling approximately 13,000 square feet of mixed office and manufacturing space. The facility is configured to allow each stage of the manufacturing process to be conducted in a segregated area. We presently have 15 employees; the senior employees have combined experience of 60 years in the drum manufacturing industry, almost all of which has been with Ayotte. Our registered and records office is located at 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

     Our fiscal year runs from March 1 through February 28. Our financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). In some respects financial statements prepared under Canadian GAAP may differ materially from financial statements prepared under United States Generally Accepted Accounting Principles ("US GAAP"). As of February 29, 2000 there were no material differences in result between the two GAAP presentations. Please see note 8 to the financial statements.

     Unless otherwise indicated, all dollar amounts are expressed in Canadian Dollars, and "Cdn$" or "$" mean Canadian Dollars; "US$" means United States Dollars.

     The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the United States Dollar. We anticipate that a significant portion of sales will continue to be conducted outside Canada, principally in the United States, and also that we will continue to import materials from other jurisdictions, especially the United States and Taiwan. If currency rates fluctuate substantially, our cash flows from operations could be impacted negatively.

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     This table  shows the  exchange  rate for the  Canadian  Dollar for the two fiscal years ended February 28, 1999 and February 29, 2000. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Shown are the average number of Canadian Dollars required under the rate formula to buy one United States Dollar during the period (using only the exchange rates on the last day of each month).

         PERIOD                                  RATE
         Year ended 2/28/99                      $1.73
         Year ended 2/29/00                      $1.46

     At May 5, 2000, US$1.00 equaled Cdn.$1.50.

     (2) NOT APPLICABLE.

     (3) PRINCIPAL PRODUCTS PRODUCED AND SERVICES RENDERED AND THE PRINCIPAL MARKETS FOR AND METHODS OF DISTRIBUTION OF SUCH PRODUCTS AND SERVICES.

     PRODUCTS

     We make custom "WoodHoop" and "SteelHoop" drums using high quality maple, which is widely recognized as the most desirable wood for drums. All drums can be ordered in custom dimensions, colors and finishes. The WoodHoop drums are unique in the market and produce a product with superior performance characteristics. Ayotte drums utilize the patented TuneLock Tension System, incorporating a drum clamp bracket, which is characterized by its ability to maintain the tuning of a drum over a long period of time and through vigorous playing. It also reduces the tuning time required after a drumhead has been changed. We believe that the Wood Hoop, in addition to being aesthetically pleasing, allows a wider range of sound and superior tonal qualities than our competitors' products. Our products are at the top end of the market in terms of price.

     We custom manufacture each drum we sell. The principal raw components of each drum, including unfinished wood shells in a range of sizes which are outsourced from external suppliers, are processed and assembled at our Vancouver plant to fill each product order. Every wood shell is custom finished through labor-intensive steps to achieve an extremely high degree of finish and color uniformity. Although we stock a few oft-ordered sizes and colors to have on hand, we also make different customized colors and finishes as requested by customers, and keep an exact history of how we make each color so we can make another batch if needed for replacement or other purposes. We believe that much of our favorable reputation is due to this amount of personal attention.

     Tay-e Corporation, Taipei, Taiwan, is the sole source manufacturer for the chrome hardware we use on our drums. This hardware is an integral part of our product line; it would be difficult to

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find a replacement  manufacturer  if we lost the services of Tay-e  Corporation.
There is no written contract wuth Tay-e. The maplewood drums are made to our specifications by a supplier in Vermont. Other suppliers at comparable prices are available, also in the northeast United States. All other drum parts are available from numerous manufacturers in North America.

     SERVICES

     Our products are sold with lifetime warranty against defects in manufacture or materials. To date we have spent an immaterial amount to honor our warranty. We offer no other services.

     MARKETS FOR AND METHODS OF DISTRIBUTION OF PRODUCTS

     DISTRIBUTION - DEALERS. From the early 1990s until November, 1999 we distributed our products exclusively through musical instrument dealers and we relied on their sales of our products exclusively. Just prior to starting our internet web site selling effort in November 1999 we had increased the number of distribution outlets we were selling through to more than 350 third- party dealer locations worldwide. About 85% of the dealers were in the United States; the rest mostly were in Canada and Europe. The majority of the outlets are small business operations which cater to local musicians. We don't have written or oral contracts with dealers for any period of time. Orders through United States dealers must be paid in full before shipment date (Canadian dealers have 30 days after shipment to pay in full). No down payments are required on any dealer orders. We request but don't require new dealers to "buy in" a limited amount of our products for the show room floor.

     Sales throughout fiscal 1999 and 2000 have been about 80% to United States residents, 15% to Canadian residents, and the balance to the United Kingdom and Europe. This geographic mix of customers did not changed significantly when we added the internet web site marketing channel, although we may experience some increase in sales outside North America as the web site becomes better known. Cash flow never has been seasonally related. Dealer sales dropped off significantly in the last quarter of fiscal 2000.

     In fiscal 1998 and fiscal 1999 (until December, 1998) we supported dealers through an office in Nashville, Tennessee which created and ran advertising and promotional demonstrations, attended trade shows, and provided customer support to dealers and their customers. We closed the Nashville office in December, 1998 to save money.

          DISTRIBUTION - INTERNET. In the third quarter of fiscal 2000 we decided to supplement our selling through dealers, by developing and selling through an internet site. Since November, 1999, we have been selling directly to consumers on the site "www.ayottedrums.com."

     Our web site provides technical information on our products, a short history of how we started in business, a worldwide list of dealers, and direct shopping and order ability (through credit

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cards) for complete drum sets, individual drums, and all the components. We also sell clothing items featuring "Ayotte Drums" etc but these are a minor part of sales revenues.

     The addition of direct sales over the internet has had a significant impact. Instead of supplementing dealer sales, many of our United States dealers decided not to actively support the Ayotte product line, because they perceived that our web site lower prices to customers, compared with prices customers were paying to buy from dealers, made us compete directly with the dealers for the same end users. In addition, our founder Ray Ayotte left his positions in fiscal 2000, which many dealers thought signaled our demise. Sales through United States dealers dropped dramatically in the period from December, 1999 to February, 2000, although Canadian dealer unit volumes have remained intact in part due to our decision to complete all direct sales in US dollars. Global sales volumes dropped from an average of Cdn.$185,800 per month to $135,000-$145,000 per month.

     Even though sales volumes fell in early calendar 2000, our margins improved and customers benefitted: We sell our drums for about 14% more than the price we realize from US dealers, and customers who buy direct from us now are paying about 38% less for the identical products. There is another important result of our internet strategy in terms of marketing focus going forward: The significantly lower price means we can compete for entry level consumers, who now can buy a high quality product and pay no more than our competitors' prices for mid-quality product. Internet sales of our products probably will increase from current levels, but we make no prediction in this respect.

     Internet sales give us the opportunity to require those customers to pay up front in full. Therefore, we process credit cards in real time and require 100% prepayment. The results have been greatly improved cash flow and reduced risk of bad debt. Furthermore, we decided not to participate at the annual dealer-focused NAMM (National Association of Music Merchants) show which resulted in a significant cost saving compared to prior years.

     In sum, our addition of internet sales to our traditional dealer distribution channel overall may show operating profits for fiscal 2001 even if we sell fewer units compared to the pre-internet era, because we make more per internet sale than we make per dealer sale. If sales experienced from December, 1999 through April, 2000 continue, we estimate that for fiscal 2001, unit volumes sold will average about 80% direct through the web site and 20% through dealers. There have been very few sales through United States dealers so far in fiscal 2001, although we still have some sales through Canadian dealers. We expect to pay for business expansion costs (primarily marketing and web site improvements) in 2001 which will offset some of our operating profits going forward through at least 2001.

          INTERNET MARKETING GOING FORWARD. We intend to continue aggressive development of the internet marketing strategy, by striving to increase web-site traffic and percentage of sales from traffic. Web site traffic may be increased through a marketing campaign using both print media and on-line methods. Our web site originally was designed several years ago to support brochure oriented content. We have used the site successfully to start direct-to-

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consumer  sales,  but the platform  needs to be improved.  We will work with our internet consulting firm to redesign the visual content of the site, streamline users' ability to custom order their drum kits and enable them to compare online the costs of different kits they can custom order (sizes and numbers of drums, etc.), and also enhance the electronic administrative functions of the site (which will lower the amount of personnel time required to oversee the site).

     Also, we are negotiating with manufacturers of complementary products to sell through our site, thereby increasing the base of potential customers for our own products. Up to $250,000 out of the $500,000 in gross proceeds (about $450,000 net) obtained after February 29, 2000 from a private placement of our securities will be applied to refine the site with hyperlinks to other product lines offered by others, and to initiate marketing efforts as we seek wider and more diversified (music related) markets. To achieve our wider name recognition, much more capital will be required to advertise our internet presence. In conjunction with these capital needs, we are now (May, 2000) actively seeking out other web-based business to merge into us with the intent of offering an even wider variety of products through our web site. Alternatively, we may recruit internet-experienced personnel. Presently, we have no agreements to acquire a business, be acquired by someone or something else, or to hire new management or marketing personnel. If and when we do have such agreements in place, we will make the appropriate filings with the SEC.

          COMPETITION AND MARKET VOLUMES. The world's largest drum manufacturer is Pearl Corporation, Japan, producing approximately 80,000 drum kits per annum (50% of which are sold in the United States). According to a music industry census completed by the industry journal "Music Trades" (April, 1997), the value of the market for musical instruments in the United States was estimated at US$5.6 billion in 1996. It was estimated that the percussion share was US$17.5 million (3.5%) of such market. We believe that the United States market represents one-half of the world market for musical instruments.

     The largest musical instrument manufacturer in the world is Yamaha, which reported 1994 sales in the United States (excluding sporting goods and home audio) of US$600 million. Peavey, the second largest manufacturer, had sales of US$353 million, employed 2,370 people and utilized 1.3 million square feet of manufacturing facilities.

          PROPRIETARY TECHNOLOGY. We rely on a combination of patent law, trademark law, trade secrets, and internal confidentiality procedures to protect our proprietary rights. However, despite efforts to protect these rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Preventing unauthorized use of our proprietary rights is difficult, time-consuming and costly. Our current means of protecting proprietary rights may not be adequate, and our competitors could independently develop similar products.

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     (6)  RESEARCH  AND  DEVELOPMENT   POLICY,   AND  ENVIRONMENTAL   PROTECTION
REQUIREMENTS

     In the fiscal years ended February 28, 1998 and 1999 we spent Cdn.$544 and $4,793 on research and development work related to improving our product lines. We spent nothing in this area in fiscal 2000, and don't expect to spend any in fiscal 2001 related to our product lines.

     There has been no financial or operation effect of environmental protection on our capital expenditures, earning and competitive position for the current fiscal year and there is no expected impact on future years.

NUMBER OF EMPLOYEES

     We have 15 employees who have a combined experience of 60 years in the drum manu- facturing industry, almost all of which has been with Ayotte.

FOREIGN OPERATIONS

     We have no foreign operations. However, in 1996 we entered into a verbal agreement with Tay-E Co. Ltd. of Taiwan pursuant to which we retained Tay-E Co. Ltd. to manufacture a medium priced drum line called "drumSmith." Our ability to sell into the medium priced drum market may be adversely affected should there be any change to this relationship.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

     There are significant risks associated with buying our shares. You should carefully consider the following elements of risk as you evaluate our business by reading all of the information in this document. As is the case with any business, we are showing you in this document a picture which is part historical (events which have already happened) and part predictive (events which we believe will happen).

     FORWARD LOOKING STATEMENTS. Except for the historical information, all of the information which is contained in this document are "forward looking" statements within the meaning of section 27A of the 1933 Act and section 21E of the Securities Exchange Act of 1934. Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, including the risks resulting from economic and market conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, the uncertainties of litigation, and other business conditions. The use in this document of the words "anticipate," "believe," "estimate," "expect," "may," "will," "continue" and "intend" and similar words or phrases, are intended to identify forward -looking statements (also known as "cautionary statements"). These statements

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reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now think will happen may be turn out to be inaccurate or incomplete. We cannot assure you that our expectations will prove to be correct. Actual operating results and financial performance may prove to be very different from what we now predict or
anticipate.   The  investment   risks   discussed  under  "Risk  Factors"  below
specifically address some of the factors that may influence future operating results and financial performance.

     RISK FACTORS

     YOU COULD LOSE ALL OR A PORTION OF YOUR INVESTMENT IF WE CONTINUE TO SUFFER RECURRING LOSSES. So far, we have lost money in our business. Except for fiscal 1996 (when we earned a profit of approximately $19,000), we have incurred net losses since inception. At February 29, 2000, the total retained deficit was $1,653,371, compared to $1,365,115 at February 28, 1999. For fiscal 2000, we lost $281,072 from operations. These operating losses are expected to continue at least through the first two quarters of fiscal 2001 and may continue later, depending on our success in growing the internet sales side of our business.

     IF WE ARE UNABLE TO CONTINUE AS A GOING CONCERN, YOU COULD LOSE ALL OR A PORTION OF YOUR INVESTMENT. We have only recently had working capital available to us to keep operations going for a while. At February 29, 2000, we had working capital of $627,512. However, even with the added capital, our business model remains unproven.

     IF WE NEED MORE CAPITAL IN FISCAL 2001 BUT CAN'T OBTAIN IT, WE MAY HAVE TO CUT BACK OR CEASE OPERATIONS, WHICH MEANS YOU COULD LOSE ALL OR PART OF THE VALUE OF YOUR INVESTMENT. Working capital now on hand and expected revenues from sales are expected to fund our ongoing operations and plan of business through at least February 28, 2001 and possibly longer. We anticipate a small profit from operations through fiscal 2001. But, if we greatly expand advertising and especially if we acquire new businesses or add on new people, we could need more capital financing as early as March 2001. We will base our budget on estimates of future revenue from current and expected new business. In turn, revenue estimates will depend on sales and the cost of executing (fulfilling) orders in terms of overhead and inventory expense. There is a risk, therefore, that we could run out of money while growing our business. We might not be able to raise the money we would need to stay in business.

     IF WE HAVE TO RAISE DEBT FINANCING IN THE FUTURE, OR SELL SECURITIES, YOUR RIGHTS AND THE VALUE OF YOUR INVESTMENT IN THE COMMON STOCK COULD BE REDUCED. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or issue any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) than those of the common stock.

     IF WE LOST THE SERVICES OF ANY OF OUR EXECUTIVES, OUR OPERATIONS COULD BE MATERIALLY AFFECTED AND THE VALUE OF YOUR INVESTMENT COULD BE REDUCED. We will continue to depend upon the services of our principal officers for our future success. Our business would suffer if the services of Louis Eisman (Chairman and Interim President), and Don Mazankowski (General Manager) were not available to us. We don't have key person life insurance on these people and it would be difficult to find replacement personnel if they did not continue to work for us. We don't have written employment agreements with these people, but even if we did, such agreements would not prevent them from leaving.

     OUR OPERATIONS WOULD BE MATERIALLY AFFECTED, AND THE VALUE OF YOUR INVESTMENT REDUCED OR ELIMINATED, IF WE ARE UNABLE TO SUCCESSFULLY COMPETE WITH LARGER COMPANIES. Our principal competitors include Yamaha and Pearl Corporation, both of Japan. There are approximately 25 more companies in the industry who sell into North America and Europe. The market is very competitive. Many of these companies have significant customer relationships and vastly larger financial, marketing, customer support, technical and other resources than we do. Therefore, they may be able to respond more quickly to changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to potential customers and employees. They also may be able to devote greater resources to new products and services than we can. Even though we believe we have a superior product, that advantage could be outweighed by marketing, pricing, or the other factors where our competitors are stronger.

     IF THE MARKET FOR OUR COMMON STOCK IS ILLIQUID IN THE FUTURE, YOU COULD ENCOUNTER DIFFICULTY IF YOU TRY TO SELL YOUR STOCK. Our common stock is currently trading on the CDNX but an active trading market may not be sustained. If there is no active trading market for our common stock, you may not be able to resell your shares at any price, if at all. It is possible that the trading market for the common stock in the future will be "thin" or "illiquid," which could result in increased volatility in trading prices. These future prices cannot be predicted, and will be determined by the market. The prices may be influenced by investors' perceptions of us, general economic conditions, and the general conditions of the securities markets. Until our financial performance indicates substantial success in executing our business model, it is unlikely that significant coverage by stock market analysts will be extended to us. Without such coverage, institutional investors are not likely to buy our stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading volumes. You should read the next risk factor in connection with this discussion.

     IF THE HOLDERS OF A SIGNIFICANT AMOUNT OF SHARES OF COMMON STOCK WHICH ARE CURRENTLY IN ESCROW SELL INTO THE MARKET, THE VALUE OF YOUR INVESTMENT COULD BE MATERIALLY AFFECTED. Presently, 569,482 (4%) of the outstanding shares of common stock as of the date of this document are subject to escrow provisions that prohibit their sale until they are released from escrow in accordance with the terms of the applicable escrow agreement. This percentage includes the 1,250,000 shares sold in the private placement after February 29, 2000 which issuance is expected to be approved by the CDNX in May or June, 2000. In the event of a release of such shares from escrow, they will become eligible for sale into the public market; in the United States, some of these shares and also the shares held by officers and directors, may be subject to further resale restrictions which are imposed by SEC rule 144. Until such time, if ever, as our operations generate significant profits and wider market interest for our stock develops, the sale of more shares into the present market for our stock could drive down the market price.

     YOUR LEGAL RECOURSE AS A UNITED STATES INVESTOR COULD BE LIMITED. Our company is incorpo- rated under the laws of the federal jurisdiction of Canada and a substantial portion of our assets are located in Canada. Our directors and officers and certain of the experts named in this prospectus are residents of Canada, and all or a substantial portion of their assets are located outside the United States. As a result, if any of our shareholders were to bring a lawsuit against our officers, directors or experts in the United States it may be difficult for them to effect service of legal process within the united States upon those people who are not residents of the United States based upon civil liability under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (including the rules promulgated thereunder by the SEC). In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 2.  DESCRIPTION OF PROPERTY

     (a) LOCATION AND GENERAL CHARACTER OF PHYSICAL PLANT.

     Our manufacturing facility and head office are located in leased premises at 2060 Pine Street in Vancouver, British Columbia: 2 floors of approximately 11,000 square feet of mixed office and manufacturing space. The facility is configured to allow each stage of the manufacturing process to be conducted in a segregated area (sanding, staining or painting, bake drying, assemblage, etc.). The facility is adequate for such increased business we expect we may have in fiscal 2001.

ITEM 3.  LEGAL PROCEEDINGS

(1)  LEGAL PROCEEDINGS

     We are not a party to any outstanding legal proceedings, and our directors do not have any knowledge of any contemplated legal proceedings that will be material to our business and affairs of the company.

(2)  CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

     None of our directors, officers or promoters, or the company, is or within the five years prior to the date hereof has been:

(a) the subject of a cease trade or similar order or an order that denied an issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

(3)  PENALTIES OR SANCTIONS

     Within the past five years, none of the directors, officer or promoters, or the company, has been the subject of any penalties or sanctions by a court or a securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company, or involving theft or fraud.

(4)  INDIVIDUAL BANKRUPTCIES

     None of the directors, officers or promoters has, within the five years prior to the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislating relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receive, receiver manager or trustee appointed to hold the assets of that individual.

(5)  MATERIAL PROCEEDINGS

     None of the directors, officers or promoters, or any of their associates, is a party to any material proceedings that is adverse to the company or has a material interest adverse to the company.

ITEM 4.  CONTROL OF REGISTRANT

     To our knowledge, as of the date of this registration statement, we are not directly or indirectly owned or controlled by another corporation or by any foreign government.

     To our knowledge, the following are the shareholders who own of record or beneficially, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all 12,944,000 shares of the Company outstanding as of May 20, 2000, including the 1,250,000 shares sold in the private placement financing in the second quarter of fiscal 2001. We have approximately 49 shareholders of record. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of CDS & Co. is not known to us. Nearly all our shareholders we can identify are Canadian residents; approximately 50,000 shares (0.4% of our outstanding shares) are held by United States residents but we cannot identify their beneficial owners, and do not know under what circumstances such persons came to own our stock. There are no restrictions on non-Canadians owning our shares. We have not engaged in any promotional activities in the United States as of the date of this registration statement. There is no United States trading market for the shares as of the date of this registration statement, and the shares are not listed for trading on any securities exchange in, or approved for trading in any trading medium in, the United States.

                                       No.  of Voting Shares               Percentage of Outstanding
Name of Shareholder                    (Common Shares) Owned               Voting Shares (Common Shares)
-------------------                    ---------------------               -----------------------------
CDS & Co.(1)                                4,740,051                                   37%
25 The Esplanade
P.  O.  Box 1038, Ste.  A
Toronto, Ontario M5W 1G5

Ayotte Music (VCC) Ltd.  (2)                3,661,692                                   28%
10891 Bromley Place
Richmond, B.C. V7A 4J5

Louis Eisman                                655,754(3)                                  5%
2060 Pine Street
Vancouver, B.C. V6J 4P8

(1) CDS & Co. holds this number of shares in street name for brokerage firms. The identity of customers for whom such brokers hold the shares is not known to us.
(2) Controlled by Michael Fugman, a director. Mr. Fugman is an officer, director and minor shareholder of Ayotte Music (VCC) Ltd.
(3) These shares are held by Eisman Holdings Ltd., a private company of which Mr. Eisman is the principal shareholder.

     Of the total outstanding shares as of the date of this registration statement, 569,482 shares or 4% are subject to an escrow at Montreal Trust Company of Canada, which shares are held by a venture capital corporation of which Michael Fugman (Director) is an officer, director and a minority shareholder of the VCC. These shares were issued in connection with the VCC's funding transaction with us in 1996 and the December 1997 reverse takeover transaction with ISI Ventures Inc. (see Item 1 above), and deposited into escrow in accordance with Canadian provincial securities laws, under an escrow agreement dated as of October 6, 1997.

     Under the terms of the escrow agreement, the deposited shares can be voted by the owners thereof but otherwise are subject to the direction or determination of the Albertra Securities Commission or the CDNX, and cannot be traded in or dealt with without the prior written consent of the Commission or the CDNX. The shares will be released pro rata at the discretion of the Commission or the CDNX at the rate of one-third per year. The escrow terminates and all shares remaining will be released on December 4, 2000.

     Separately, shares issued by us in private placements are subject to trading restrictions during hold periods prescribed by the Commission's policies, unless there is available to the holder of such shares a statutory or Commission rule exemption. Based on our filings with the CDNX and applicable statutory or rule provisions of the Commission, the hold period for the 1,250,000 shares and 1,250,000 warrants sold in our private placement will be four months from April 11, 2000. The shares issued on exercise of the warrants will not be subject to a new hold period. Similarly, any additional shares we issue to consultants and others which are not in connection with a public financing registered and approved by the CDNX and conducted in compliance with the Commission's laws and rules, also will be subject to a hold period of four months.

ITEM 5.  NATURE OF TRADING MARKET

     The Company's Common Shares commenced trading on the Alberta Stock Exchange (now part of the CDNX) under the symbol AYO in December, 1997 when we completed the reverse takeover transaction with ISI Ventures Inc. which then was listed on the Alberta Stock Exchange as a listed junior capital pool company. The shares are not listed on any other securities exchange. The following table sets forth the high and low sales prices on the CDNX for the eight fiscal quarters ending February 29, 2000.

    PERIOD ENDING                 HIGH                     LOW
    -------------                 ----                     ---
1st Quarter 1999                  $0.38                    $0.31
2nd Quarter 1999                  $0.33                    $0.25
3rd Quarter 1999                  $0.30                    $0.08
4th Quarter 1999                  $0.30                    $0.03
1st Quarter 2000                  $0.08                    $0.06
2nd Quarter 2000                  $0.07                    $0.06
3rd Quarter 2000                  $0.05                    $0.03
4th Quarter 2000                  $0.52                    $0.03

     On May 18, 2000, the closing price of the common shares on the CDNX was $0.34 per share.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY HOLDERS

     There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock. See Item 7 below.

     Except under the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or our charter documents.

     The Investment Canada Act ("ICA") requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA.

     The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days after implementation of the investment. It is intended that investments requiring only notification will proceed without intervention by government unless the investment is in a specific type of business related to the scope of the Act.

     If an investment is reviewable under the Act, an application for review in the prescribed form normally is required to be filed with Investment Canada before the investment is made and it cannot be implemented until completion of review and Investment Canada has determined that the investment is likely to be of net benefit to Canada. If the agency is not so satisfied, the investment cannot be implemented if not made, or if made, it must be unwound.

ITEM 7.  TAXATION

     CANADA.  We believe the  following  general  summary  fairly  describes the substantive Canadian federal income tax consequences which apply to a shareholder who resides in the United States, is not a resident of Canada, and who does not use or hold (and is not deemed to use or hold) shares in connection with carrying on a business in Canada (a "non-resident shareholder"). Nonetheless, we recommend that anyone who considers buying our shares obtain independent tax advise, as tax implications may affect people differently.

     The summary is based on current provisions of the Income Tax Act (Canada), referred to as the "ITA" and regulations thereunder, and current administrative and assessing policies of Revenue Canada, Taxation. This description is not exhaustive and does not consider possible changes in law or regulations, or provincial or foreign tax matters.

     - DIVIDENDS. Dividends paid on our shares to a non-resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) as amended by the March 17, 1985 treaty protocol, provides that the usual 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (like us) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a United States resident corporation owning 10% or more of the voting shares of the dividend paying corporation. However, given our current level of business we don't expect paying dividends in the near future.

     - CAPITAL GAINS. A non-resident of Canada is not subject to tax under the ITA for a capital gain realized on disposition of shares of a public corporation unless the shares represent "taxable Canadian property" to the holder. Our shares are listed on the CDNX and therefore will be taxable Canadian property to a non-resident holder if, at any time during the five years before disposition, the non-resident holder, either alone or together with affiliates of the Company, owned 25% or more of the issued shares. However, under the 1985 treaty protocol, a non-resident holder who is a United States resident and for whom shares represent taxable Canadian property, no Canadian taxes will be due on a capital gain unless the value of the shares derives from realty or natural resources in Canada.

     UNITED STATES. We believe the following fairly summarizes some, but not all, provisions of the United States Internal Revenue Code with respect to information reporting and backup withholding requirements. United States income tax laws and regulations applicable to investments in foreign entities are complex. A United States resident should consult a personal tax advisor in these respects, and not rely on the following summary, which does not cover substantive tax provisions which will or may apply to a United States resident.

     - DIVIDENDS. Dividends generally are subject to the information reporting requirements of the Internal Revenue Code (the "Code"). Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption. The amount of backup withholding does not constitute an additional tax and will be allowed as a credit against the United States investor's federal income tax liability.

     - FILING OF INFORMATION RETURNS. Under a number of circumstances, a United States investor acquiring shares of the company may be required to file an information return at the Internal Revenue Center where they are required to file their tax returns with a copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States investor who become the owner, directly or indirectly, of 10% or more of the shares of the company will be required to file such a return. Other filing requirements may apply, and United States investors should consult their own tax advisors concerning these requirements.

     Certain United States income tax legislation contains rules governing passive foreign investment companies ("PFICs"), which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of "passive income", is 50% or more.

     A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. Shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the company.

     A U.S. shareholder who elects in a timely manner to treat the company as a Qualified Electing Fund ("QEF"), as defined in the Code (an "Electing U.S. Shareholder"), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the company qualifies as a PFIC on his pro-rata share of the company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the company's taxable year ends, regardless of whether such amounts are actually distributed.

     The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital, (ii) treat his share of the company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the company's annual realized net capital gain and ordinary earnings subject, however to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as "personal interest" that can be deducted only when it is paid or accrued. The procedures a U.S. shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. shareholders' holding period in which the company is a PFIC. If the U.S. shareholder makes a QEF election in such first year, i.e. a timely QEF election, the U.S. shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. shareholder files its tax return for such first year. If, however, the company qualified as a PFIC in a prior year during such shareholder's holding period, then in addition to filing documents, the U.S. shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below) any gain that he would otherwise recognize if the U.S. shareholder sold his stock on the application date or (ii) if the company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the company's post-1986 earnings and profits.

     When a timely QEF election is made, if the company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the company thereafter re-qualifies as a PFIC. U.S. shareholders should seriously consider making a new QEF election under those circumstances.

     If a U.S. shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the company is a PFIC, then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason of a pledge) of his/her common shares and (ii) certain "excess distributions", as specially defined, by the company.

     Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. holder (other than years prior to the first taxable year of the company during such U.S. holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had be due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

     If the company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

     Under Section 1291(f) of the code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders tat are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

     Because the company's shares are "marketable" under section 1296(e), if the company is a PFIC with respect to a U.S. investor, the U.S. investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under Section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included be the shareholder for prior taxable years, while the interest charge regime under the PFIC rules generally does not apply to distributions from the dispositions of stock of a PFIC where the U.S. investor has elected to mark the stock to market, coordination rules for limited application will apply in the case of a U.S. investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

     Certain special generally adverse, rules will apply with respect to the common shares while the company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the code, a U.S. holder who uses PFIC stock as security for a long (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

     Management believes that the company was a PFIC for the year ended February 29, 2000.

ITEM 8.  SELECTED FINANCIAL DATA

     The table below provides selected financial information for us covering the past five financial years. For information about the three fiscal years ended February 29, 2000 please see the financial statements.

FIVE YEAR SUMMARY

                                                                      Fiscal Years Ended Feb.  28,
                                               ------------------------------------------------------------------------
                                                  2000 $         1999 $          1998 $         1997 $          1996 $
                                                (audited)      (audited)       (audited)      (audited)       (audited)
                                                ---------      ---------       ---------      ---------       ---------
Sales, net of excise duties and taxes         $2,019,985     $2,633,421      $2,011,739     $1,796,549      $1,015,262
Net earnings (loss)                             (288,256)      (270,347)       (220,765)      (397,941)       (328,811)
Earnings (loss) per common share (basic)           (0.14)         (0.12)          (0.02)         (0.25)          (0.21)
Earnings (loss) per common share (fully            (0.13)         (0.13)          (0.02)         (0.21)           0.21
diluted)
Total assets                                   1,037,233      1,525,765       1,781,195      1,175,206       1,001,429
Total long-term debt                               Nil            Nil             Nil            Nil             Nil
Dividends per common share                         Nil            Nil             Nil            Nil             Nil

Dividends per preferred share                      N/A            N/A             Nil            Nil             Nil


ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are an industrial company formed in 1974. Our business is the manufacturing and distribution of high-end drums and other percussion items. We are an integrated company, with product development, design, manufacturing and marketing capabilities and expertise. Our principal product is "Ayotte Custom Drums" handcrafted wood drum line, favored by many leading local and international artists. Our present business focus is to expand sales through an internet e- commerce site, increased advertising and promotion, diversification and increase in products, possibly through some arrangement with another company although we are concentrating now on our internal efforts.

REVENUE

     Revenue is derived from sales of products to direct customers and distributors: drums, drum sticks, parts and accessories and branded collateral merchandise such as T-Shirts. Sales revenue for transactions directly with end customers is recognized prior to the product leaving our factory. Customer acceptance is used as the criterion for revenue recognition when the product sold does not have an established sales history to allow management to reasonably estimate returns. Product revenue from sales to distributors is recognized upon shipment to the distributor.

E-COMMERCE STORE

     On November 26th 1999, Ayotte made a significant change in the method of selling drums and related products to customers by launching an e-commerce on-line store. Now, customers worldwide can access and order the full line of products direct from the factory at significant discounts. The move positions Ayotte Drums as the first major drum manufacturer to sell direct to consumers over the internet. The location of the site is www.ayottedrums.com.

     The change to direct sales over the internet has had a significant impact. Many of the US dealers have decided not to support the Ayotte line, as they perceive the concept of direct sales to be a threat to their business.

     The move to the internet has produced significant cost savings. The ability to process credit cards in real time and the requirement for prepayment has greatly improved cash flow and reduced the risk of bad debt. The net sale price to consumers is greater than the net sale price was to dealers therefor creating a larger margin.

SALES AND MARKETING

     Sales and marketing expenses are expected to increase over the short term in fiscal 2001 as we prepare to launch an aggressive marketing campaign using traditional print, on-line and direct marketing methods. The look and design of the advertising will be updated to reflect the move to e-commerce, and will target customers who are within our demographic and have access to the internet.

FOREIGN EXCHANGE

     All revenue from direct sales into the United States is received in United States Dollars. A significant portion of expenses are incurred in Canadian Dollars. As a result, appreciation in the value of Canadian currency relative to the United States Dollar could adversely affect our operating results. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred. To date, we have not done any currency hedging to minimize the effect of these gains or losses. As a result, fluctuations in the value of Canadian Dollars relative to United States Dollars have caused and will continue to cause currency translation gains and losses.

     Our consolidated financial statements are prepared in accordance with Canadian GAAP.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not have a line of credit or loans therefore there is no interest rate risk at present or in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

     Since 1974, operations have been financed through a combination of private and public sales of equity securities and cash generated by operations. As of February 29, 2000 we had $627,512 in working capital, compared to $773,817 at February 28, 1999. As soon as our private offering of 1.25 million shares and warrants is cleared by the CDNX, we will have available another approximately $450,000 of cash for working capital. We expect clearance in May or June 2000.

     At February 29, 2000 accounts receivable were $183,717, much less than the $715,492 at February 28, 1999, because payment terms changed for United States dealer orders in fiscal 2000 from 30 days after shipping to full payment before shipping, and all our internet sales direct-to- customers require full payment when the order is taken. Similarly, inventories at February 29, 2000 were $251,700 or 56% of the number at February 28, 1999 ($451,657). Part of the inventory reduction in 2000 was due to reduction in some of our stock. We made the decision to produce our second drum line in the Vancouver facility instead of having it made in Taiwan, which reduced the need to carry this finished line in substantial numbers as shipped over from Taiwan.

     Accounts payable and accrued liabilities at February 29, 2000 were $163,530 compared to $322,928 a year earlier. The reduction is due mostly to reduced sales volumes in the last part of fiscal 2000, and to a lesser extent because of reduced dealer support activities and related administrative expenses which were implemented in the last two quarters of fiscal 2000.

RESULTS OF OPERATIONS (YEAR ENDED FEBRUARY 28, 1998 TO
YEAR ENDED FEBRUARY 28, 1999.)

REVENUE

     Total revenue had increased 30.9% to $ 2,633,421 for 1999 from $2,011,739 for 1998 and $1,796,549 for 1997. This increase was due to the expansion of the dealer network in the United States. Two major music retail chains began selling the Ayotte line. The addition of the "drumSmith" mid-price drum line also contributed to the increase in sales.

COST OF SALES

     Cost of sales increased 29.5% to $1,654,166 for 1999 from $ 1,277,729 for 1998 and $1,209,031 for 1997. This increase was primarily due to an increase in sales of the same percentage. Cost of sales decreased slightly as a percentage of total revenue to 62.8% for 1999 from 63.5% for 1998 and 67.3% for 1997. This decrease was primarily due to improvements in Operations and changes in the foreign exchange rates.

ADVERTISING AND PROMOTION

     Advertising and promotion expense dropped to $167,274 for fiscal 2000, compared to $216,353 for 1999, because we stopped dealer support and trade show functions (the annual dealer focused National Association of Music Merchants show). The decrease would have been larger but we spent about $15,000 in the last two quarters of fiscal 2000 to set up our internet site. Advertising and promotion expense decreased 9% to $216,353, or 8.2% of total revenue for 1999 from $237,865, or 11.8% of total revenue for 1998, and $191,150, or 10.6% of total revenue for 1997. This decrease in 1999 was due to cost cutting measures.

GENERAL AND ADMINISTRATION

     General and administration expenses decreased 26.48% to $791,685 for fiscal 2000, compared to the $1,076,783 we spent in this category in 1999. A imajor savings resulted from closing the Nashville, Tennessee sales office in December 1998 (late in fiscal 1999), and for discontinuing salary to Ray Ayotte, who left the company in fiscal 2000. For fiscal 1999, our general and administration expenses had increased 46.5% to $1,076,783 or 39.9% of total revenue for 1999 from $734,679, or 36.5% of total revenue for 1998, and $796,295, or 44.3% of total revenue for 1997. The 1999 increase was primarily due to increased salaries, benefits and rent for the Nashville sales office. Other contributing areas for the 1999 increases were bad debt costs, bank charges and management fees.

INCOME TAXES

     At February 29, 2000, we had estimated non-capital losses of $1,797,300 which may be used to offset taxable income of future years. If unused, the losses will expire as follows:

     2002                      $218,300
     2003                      $275,400
     2004                      $317,000
     2005                      $178,000
     2006                      $398,000
     2007                      $418,700

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
          MARKET RISK

(a)  Quantitative Information About Market Risk

     Not applicable.

(b)  Qualitative Information About Market Risk

     Not applicable.

(c)  Interim Periods

     Not applicable.

(d)  Safe Harbor

     Not applicable.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     The following table sets forth the name, municipality of residence, positions with us and principal occupation of each of our directors and officers:

NAME AND                   YEAR FIRST       YEAR TERM          PRINCIPAL OCCUPATION AND                  OTHER POSITION
MUNICIPALITY OF            ELECTED (1)       EXPIRES           POSITIONS DURING LAST FIVE YEARS          OR OFFICE WITH
RESIDENCE                                                                                                THE CORPORATION

Louis Eisman               1998             2000               Private equity capital investor, 1991     Chairman,
3704 Pine Crescent                          (Directors         to present                                Interim President
Vancouver, BC                               Elected                                                      and Director
V6M 2N1                                     Annually)

Michael Fugman             1998             2000               President of Gault Distribution Inc.,     Director
2355 West 7th Avenue                        (Directors         a wholesale distributor in business
Vancouver, BC                               Elected            for 98 years
V6M 2N1                                     Annually)

Don Mazankowski            1999             2000               General Manager, Ayotte Music             Director,
2745 Trafalgar Street                       (Directors         Inc.                                      General Manager
Vancouver, BC                               Elected            Vice President - Marketing, ETL.
V6K 3T7                                     Annually)          Environmental Technology Ltd

NOTES:

(1) We were amalgamated under the laws of Alberta on February 27, 1998 (the "Amalgamation Date"). The amalgamating companies were Ayotte Drums Only Inc. ("ADO") and ISI Ventures Inc.

("ISI"). Prior to the Amalgamation Date, the business presently conducted was conducted by ADO, a British Columbia company. The present directors became directors on the Amalgamation Date, although each was a director of one or more of the companies which amalgamated on the Amalga- mation Date. See Item 1 above.

     Our audit committee consists of Messrs. Eisman and Fugman.

     There are 1,850,973 shares directly owned or controlled by officers and insiders, plus an additional 569,482 shares or 4% held (in escrow) by a venture capital corporation of which Michael Fugman (Director) is an officer, director and a minority shareholder of the VCC. This percentage reflects 1,250,000 additional shares issuable for our private placement ($500,000 gross proceeds), but not 1,250,000 million additional shares issuable on exercise of warrants sold in the private placement. However, under SEC rules, all of the VCC's shares are deemed controlled and beneficially owned by Mr. Fugman. As of the date of this registration statement, based on information known to management, our directors and senior officers, as a group, beneficially hold (control) under SEC rules a total of 5,110,842 shares, directly or indirectly. The number of shares held by officers and insiders does not reflect options held by the directors to purchase another 350,000 shares. See Item 4 above. Resale of all of these shares will be subject to SEC rule 144.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     In fiscal 2000 we paid a total of $108,000 to all our officers and directors as a group, for services in all capacities, including the salary paid to Mr. Mazankowski as General Manager .

     The following table sets forth certain information regarding the compensation we paid or accrued to or for the account of the Chairman of the board of directors (and Interim President and Chief Executive Officer) and the General Manager for services rendered in all capacities to us during each of the fiscal years ended February 28, 1998 and 1999 and February 29, 2000. Information in the table also is included for Ray Ayotte, who was President and Chief Executive Officer until his resignation on August 23, 1999. No other executive officer received total annual salary and bonus in excess of $100,000. We do not have any long term compensation plan, other than stock options.


                                            SUMMARY COMPENSATION TABLE

                                                                       ANNUAL COMPENSATION
                                                        --------------------------------------------
                                       FISCAL                                        OTHER ANNUAL
NAME AND POSITION                      YEAR              SALARY        BONUSES       COMPENSATION
-----------------                      ----              ------        -------       ------------
Ray Ayotte (resigned)                  2000             $   -0-           $   -0-         $  -0-
                                       1999             $55,000           $ 3,500         $  -0-
                                       1998             $55,000           $ 3,500         $  -0-

Louis Eisman, Chairman

and Interim President                  2000             $48,000           $   -0-         $  -0-
                                       1999             $48,000           $   -0-         $  -0-
                                       1998             $48,000           $   -0-         $  -0-

Don Mazankowski, General Manager       2000             $60,000           $   -0-         $  -0-
                                       1999             $60,000           $   -0-         $  -0-
                                       1998             $60,000           $   -0-         $  -0-

EMPLOYMENT AGREEMENTS

     We don't have written employment agreements with Louis Eisman or Don Mazankowski, and did not have one with Ray Ayotte (former President and Chairman of the board or directors who resigned 1999). We pay Mr. Eisman $4,000 per month and Mr. Mazankowski $60,000 per year under verbal employment agreements. Each employment agreement is terminable at the will of the employee or the Company. We owe no severance or pension to Mr. Ayotte.

STOCK OPTION PLAN

     We have adopted an incentive stock option plan for the issuance of shares of common stock. To date, we have issued to our employees (other than officers) options to purchase 330,000 shares of common stock; options to purchase another 350,000 shares are held by three directors. All of these options have been issued with the approval of the CDNX. See Item 12 for more information about options. There is no formal written plan, but the issuance of options is subject to approval by the CDNX.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
         OR SUBSIDIARIES

     OPTIONS AND WARRANTS OUTSTANDING

     OPTIONS  TO  EMPLOYEES  AND   DIRECTORS.   As  the  date  of  this  initial
registration on Form 20-F, there were options granted and outstanding to purchase 680,000 shares of common stock at $0.10 per share; all options expire October 17, 2003. Of these options, 330,000 are held by employees, 100,000 are held by Louis Eisman (an officer and director), 150,000 are held by Michael Fugman (a director), and 100,000 are held by Don Mazankowski (General Manager and a director). Not included are options to purchase 100,000 shares which have been granted to a consultant for media and advertising (Giovanni Ruscitti), at an exercise price of $0.42 per share, expiring February 22, 2004. The options to Mr. Ruscitti are subject to approval by the CDNX, now pending. We don't have a written agreement with Mr. Ruscitti but issued the options for his consulting services related to setting up our computer systems for the internet direct-to-customers project implemented in fiscal 2000. All of the preceding are options to buy common stock from us; we have no subsidiaries.

     PRIVATE PLACEMENT WARRANTS. As of the date of this initial registration on Form 20-F, we have issued (subject to CDNX approval, expected in May or June
2000) in a private financing warrants to buy 1,250,000 shares of common stock. The warrant exercise price is $0.60 until April 11, 2001 and $0.80 after that date until April 11, 2002, after which all unexercised warrants will expire. The warrants were sold with a like number of shares of common stock in a private financing (net proceeds of approximately $450,000) completed shortly after our fiscal year end of February 29, 2000. All these securities were sold to Canadian residents.

     Except as disclosed above, and also under Item 13 regarding our agreement with Market Strategies Inc., we have not agreed to issue any additional securities.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     MARKET STRATEGIES, INC. On March 6, 2000 we signed an agreement with Market Strategies, (USA), Endicott, New York, by which Market Strategies is providing marketing, promotional and investor relation services for us, and also assisting us in identifying and reviewing possible acquisitions, joint ventures or partnership opportunities. We don't now have any agreements of any kind for any acquisitions or other significant business combination transactions. Our agreement runs through January 21, 2001 subject to the right of either party to cancel on 30 days notice. We will pay Market Strategies by issuing to 500,000 shares of common stock which will be subject to hold periods as required under Canadian law, and the resale of which would be subject to SEC rule 144 regarding the future sale of such shares into the United States.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Our authorized consists of an unlimited number of shares of common stock without par value, of which 12,944,000 are outstanding as of the date of this registration statement (including 1,250,000 shares issued in our private placement in fiscal 2001, the formal issuance of which is subject to CDNX approval expected in May or June 2000), and an unlimited number of preference shares (none outstanding). In addition, there are 1,250,000 warrants to purchase shares of common stock , also issued in our private placement subject to CDNX approval along with the shares so sold.

A total of 780,000 shares are reserved for issuance on exercise of stock options presently outstanding. See Item 12 above.

     Each common share is entitled to one vote on all matters to be voted on by the holders of common shares, and to receive such dividends as may be declared upon them. Each common share also carries the right to participate on a pro-rata basis in the remaining property of the Company on any liquidation, dissolution or winding up.

     The warrants have no voting rights.

     We have no debt securities presently outstanding.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.


ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     Not applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

     See the audited financial statements of the company for the fiscal years ended February 28, 1998 and 1999, and February 29, 2000, the notes thereto, and the auditors' reports thereon, which are included in this registration statement. As set forth in the notes, all of the financial statements are presented in accordance with Canadian GAAP, however, as stated in note 8, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

ITEM 18. FINANCIAL STATEMENTS

     Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements and exhibits are filed as a part of this registration statement:

    1.   FINANCIAL STATEMENTS

         Auditor's reports by Ellis Foster, Chartered Accountants, Vancouver, B.C., Canada on financial statements as at February 29, 2000 and for the two years then ended, and on financial statements as at February 28, 1999 and for the two years then ended.

         Financial statements as at February 29, 2000 and for the two years then ended, and on financial statements as at February 28, 1999 and for the two years then ended.

         Notes to the financial statements.

ELLIS FOSTER

         CHARTER ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone:  (604) 734-1112    Facsimile:  (604) 714-5916
E-Mail:  generaldelivery@ellisfoster.bc.ca
--------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF

AYOTTE MUSIC INC.

We have audited the balance sheet of Ayotte Music Inc. as at February 29, 2000 and February 28, 1999 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2000 and February 28, 1999 and the results of its operations and cash flows for the years then-ended in accordance with generally accepted accounting principles in Canada (see note 8). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

                                               /s/   Ellis Foster

Vancouver, Canada
March 23, 2000                              Charter Accountant

AYOTTE MUSIC INC.

Balance Sheet
February 29, 2000 and February 28, 1999

                                                                               2000                 1999
--------------------------------------------------------------------------------------------------------
                                                                             (Canadian Dollars)
                                                                     -----------------------------------
ASSETS

CURRENT
   Cash and term deposits                                            $      348,742       $       43,625
   Accounts receivable                                                      183,717              715,492
   Inventories                                                              251,700              451,657
   Prepaid expenses                                                           8,220               14,700
--------------------------------------------------------------------------------------------------------
                                                                            792,379            1,225,474
CAPITAL ASSETS (note 3)                                                     243,838              299,275

PATENT                                                                        1,016                1,016
--------------------------------------------------------------------------------------------------------
                                                                     $    1,037,233       $    1,525,765
========================================================================================================

LIABILITIES

CURRENT
   Accounts payable and accrued liabilities                          $      163,530       $      322,928
   Current portion of obligations under capital leases (note 4)               1,337               27,649
--------------------------------------------------------------------------------------------------------

                                                                            164,867              350,577

   OBLIGATIONS UNDER CAPITAL LEASES (note 4)                                     --               14,566
--------------------------------------------------------------------------------------------------------
                                                                            164,867              365,143
--------------------------------------------------------------------------------------------------------

SHARE CAPITAL & DEFICIT

SHARE CAPITAL (note 5)                                                    2,525,737            2,525,737

DEFICIT                                                                  (1,653,371)          (1,365,115)
--------------------------------------------------------------------------------------------------------
                                                                            872,366            1,160,622
--------------------------------------------------------------------------------------------------------
                                                                     $    1,037,233       $    1,525,765
========================================================================================================

AYOTTE MUSIC INC.

Statement of Operations and Deficit
Years Ended February 29, 2000 and February 28, 1999

                                                                                    2000                  1999
--------------------------------------------------------------------------------------------------------------
                                                                                    (Canadian Dollars)
                                                                         -------------------------------------

SALES                                                                    $    2,019,985        $     2,633,421

COST OF GOODS SOLD                                                            1,368,235              1,654,166
--------------------------------------------------------------------------------------------------------------

GROSS MARGIN (2000 - 32.27%;  199 - 37.18%)                                     651,750                979,255
--------------------------------------------------------------------------------------------------------------

EXPENSES

     Advertising and promotion                                                  167,274                216,353
     Amortization                                                                59,919                 81,390
     Auto                                                                         1,208                  2,419
     Bad debts                                                                   65,352                 54,953
     Bank charges and interest                                                   30,867                 30,922
     Computer                                                                    20,608                  9,574
     Insurance                                                                   20,659                 20,876
     Legal and accounting                                                        71,055                 57,507
     Management fees (see note 7 - Related Party)                                48,000                 78,000
     Office                                                                      27,370                 86,973
     Rent                                                                       102,157                122,647
     Repairs and maintenance                                                      7,346                 11,606
     Research and development                                                         -                  4,793
     Salaries and employee benefits                                             272,521                456,484
     Telephone and fax                                                           16,282                 36,752
     Utilities                                                                   22,204                 21,887
--------------------------------------------------------------------------------------------------------------

                                                                                932,822              1,293,136
--------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                                           (281,072)              (313,881)

OTHER INCOME (EXPENSES)

     Other income                                                                 2,889                  7,883
     Gain (loss) on foreign exchange                                            (10,073)                37,806
     Loss on sale of assets                                                           -                 (2,155)
---------------------------------------------------------------------------------------------------------------

                                                                                 (7,184)                43,534
--------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                                                          (288,256)              (270,347)

DEFICIT, beginning of year                                                   (1,365,115)            (1,094,768)
---------------------------------------------------------------------------------------------------------------

DEFICIT, end of year                                                     $   (1,653,371)       $    (1,365,115)
===============================================================================================================

LOSS PER SHARE                                                           $        (0.14)       $         (0.12)
===============================================================================================================

WEIGHTED AVERAGE SHARES                                                      11,694,000             11,688,247
==============================================================================================================

AYOTTE MUSIC INC.

Statement of Cash flows
Years Ended February 29, 2000 and February 28, 1999

                                                                                          2000                1999
------------------------------------------------------------------------------------------------------------------
                                                                                      (Canadian Dollars)
                                                                                ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

    Net loss for the year                                                       $     (288,256)    $      (270,347)
    Adjustments for:
      Amortization of capital assets                                                    59,919              81,390
      Loss on sale of assets                                                                 -               2,155
------------------------------------------------------------------------------------------------------------------

                                                                                      (228,337)           (186,802)
-------------------------------------------------------------------------------------------------------------------

CHANGES IN NON-CASH WORKING CAPITAL

    Decrease (increase) in accounts receivable                                         531,775            (118,013)
    Decrease (increase) in inventories                                                 199,957             (75,749)
    Decrease (increase) in prepaid expenses                                              6,480             (9,923)
    Increase (decrease) in accounts payable and accrued liabilities                   (159,398)             70,218
------------------------------------------------------------------------------------------------------------------

                                                                                       578,814            (133,467)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Purchase of capital assets (net of disposals)                                       (4,482)            (16,537)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Issuance of share capital                                                                -              15,000
    Share issue costs                                                                        -             (33,520)
    Capital leases                                                                     (40,878)            (36,781)
-------------------------------------------------------------------------------------------------------------------

                                                                                       (40,878)            (55,301)
-------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH                                                        305,117            (392,107)

CASH, beginning of year                                                                43, 625             435,732
------------------------------------------------------------------------------------------------------------------

CASH, end of year                                                               $      348,742     $        43,625
==================================================================================================================

AYOTTE MUSIC INC.

Notes to Financial Statements
February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------
The financial statements are presented in accordance with Canadian GAAP.

1.       OPERATIONS

         Ayotte Music Inc. ("Ayotte" or the "Company") is a British Columbia corporation in the business of manufacturing drums for the music entertainment industry. The Company distributes its product on an international basis.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       Inventories

                  Inventories are valued at the lower of cost and net realizable value. Cost is determined under the specific identification method.

         b)       Capital Assets

                  Capital assets are recorded at cost. Amortization is provided on a declining-balance basis over the estimate useful lives of the assets at an annual rate of 20%. Computer software is amortized at 100%. One-half of the amortization is provided for in the year of acquisition.

         c)       Foreign Exchange

                  Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at year-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Transaction gains or losses are reflected in operations.

         d)       Financial Instruments

                  The Company's financial instruments consist of cash and term deposits, accounts receivable, accounts payable and accrued liabilities and obligations under capital leases. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         e)       Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

AYOTTE MUSIC INC.

Notes to Financial Statements
February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------
2.       SIGNIFICANT ACCOUNTING PRINCIPLES (cont'd)

         f)       Loss Per Share

                  Loss per share is computed using the weighted average number of shares outstanding during the year. Effective for the year ended February 28, 1998, the Company adopted SFAS No. 128 "Earnings per Share".

         g)       Advertising Expenses

                  The Company expenses advertising costs as incurred.

         h)       Cash and Cash Equivalents

                  Cash equivalents are comprised of certain highly liquid instruments with a maturity of three months or less when purchased. As at February 29, 2000 and February 28, 1999, cash and cash equivalents consisted of cash only.

3.       CAPITAL ASSETS

                                                                                             Net Book Value
                                                                     Accumulated    -------------------------------
                                                     Cost           Amortization          2000            1999
         ----------------------------------------------------------------------------------------------------------
         Manufacturing equipment                 $     298,259    $      224,267    $      73,992    $       89,318
         Furniture and office equipment                 52,660            31,398           21,262            24,226
         Leasehold improvements                        178,218           104,311           73,907            92,384
         Automobile                                     30,741            20,668           10,073            12,592
         Assets acquired under capital lease           123,717            59,113           64,604            80,755
         ----------------------------------------------------------------------------------------------------------
                                                 $     683,595    $      439,757    $     243,838    $      299,275
         ----------------------------------------------------------------------------------------------------------

4.       OBLIGATIONS UNDER CAPITAL LEASE

         The Company is committed to minimum lease payments of $1,337 (1999 - $46,804) for computer and manufacturing equipment under a capital lease which expires in February, 2001.

5.       SHARE CAPITAL

         a)       Authorized:

                  Unlimited         Voting common shares without par value
                  Unlimited         Preferred shares

AYOTTE MUSIC INC.

Notes to Financial Statements
February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------
5.       SHARE CAPITAL (cont'd)

         b)       Issued:
                  Common                                        Number of Shares               Amount
                  -----------------------------------------------------------------------------------
                  BALANCE FEBRUARY 28, 1998                           11,644,000           $2,544,257
                  Issued for Cash                                         50,000               15,000
                  Share Issue Costs                                            -              (33,520)
                  ------------------------------------------------------------------------------------
                  BALANCE FEBRUARY 29, 2000 AND
                    FEBRUARY 28, 1999                                 11,694,000           $2,525,737
                  -----------------------------------------------------------------------------------

         c) 2,162,748 of the issued share capital is held in escrow, releasable on the basis of 1/3 thereof, on each of the anniversaries of the date of December 4, 1997.

         d)       The following stock options were cancelled during the year:

                           Number                    Exercise Price               Expiry Date
                  ------------------------------------------------------------------------------
                             300,000                 $         0.30               March 26, 2001
                             128,000                 $         0.50               March 26, 2001
                               90,00                 $         0.45               March 26, 2001

6.       INCOME TAXES

         The Company is not subject to current taxes because of operating losses. As at February 29, 2000, the Company has estimated non-capital losses of $1,797,300 which may be used to offset taxable income of future years. If unused, the losses will expire as follows:

                           2002                   $          218,300
                           2003                              275,400
                           2004                              317,100
                           2005                              178,200
                           2006                              389,600
                           2007                              418,700
                           -----------------------------------------
                                                  $        1,797,300
                           -----------------------------------------

               A deferred tax asset of $654,702 at February 29, 2000 and $468,320 at February 28, 1999 are offset by an allowance of the same amount.

AYOTTE MUSIC INC.

Notes to Financial Statements
February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------
7.       RELATED PARTY TRANSACTIONS

         Included in expenses is $48,000 (1999: $78,000) of consulting and management fees paid to a shareholder of the Company and another company owned by a director.

8.       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which may differ, in certain respects, from accounting principles generally accepted in the United States (U.S. "GAAP"). As at February 29, 2000 there are no material differences between Canadian GAAP and U.S. GAAP.

9.       UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In additions, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers or other third parties, have been fully resolved.

ELLIS FOSTER

         CHARTER ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone:  (604) 734-1112    Facsimile:  (604) 714-5916
E-Mail:  generaldelivery@ellisfoster.bc.ca



AUDITORS' REPORT

TO THE SHAREHOLDERS OF

AYOTTE MUSIC INC.
(DBA AYOTTE DRUMS ONLY)

We have audited the balance sheet of AYOTTE MUSIC INC. (DBA Ayotte Drums Only) as at February 28, 1999 and 1998 and the statements of operations and deficit and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the statements of operations and deficit and changes in financial position present fairly, in all material respects, the results of operations and the changes in financial position of the company for the years ended February 28, 1999 and 1998.

                                                /s/   Ellis Foster

Vancouver, BC
April 23, 1999                              Chartered Accountants

AYOTTE MUSIC INC.
(DBA Ayotte Drums Only)

Balance Sheet
February 28, 1999 and 1998

                                                                                            1999              1998
------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and term deposits                                                        $         43,625   $       435,732
  Accounts receivable                                                                    715,492           597,479
  Inventories                                                                            451,657           375,908
  Prepaid expenses                                                                        14,700             4,777
------------------------------------------------------------------------------------------------------------------

                                                                                       1,225,474         1,413,896

CAPITAL (note 3)                                                                         299,275           366,283

PATENT                                                                                     1,016             1,016
------------------------------------------------------------------------------------------------------------------

                                                                                $      1,525,765   $     1,781,195
==================================================================================================================
LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                                      $        322,928   $       252,710
  Current portion of obligations under capital leases (note 4)                            27,649            34,254
------------------------------------------------------------------------------------------------------------------

                                                                                         350,577           286,964

OBLIGATIONS UNDER CAPITAL LEASES (note 4)                                                 14,566            44,742
------------------------------------------------------------------------------------------------------------------

                                                                                         365,143           331,706
------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 5)                                                                 2,525,737         2,544,257

DEFICIT                                                                              (1,365,115)       (1,094,768)
------------------------------------------------------------------------------------------------------------------

                                                                                       1,160,622         1,449,489
------------------------------------------------------------------------------------------------------------------

                                                                                $      1,525,765   $     1,781,195
==================================================================================================================
COMMITMENTS (note 8)

AYOTTE MUSIC INC.
(DBA Ayotte Drums Only)

Statement of Operations and Deficit
Years Ended February 28, 1999 and 1998

                                                                                1999               1998
-------------------------------------------------------------------------------------------------------
SALES                                                                $     2,633,421   $     2,011,739

COST OF GOODS SOLD                                                         1,654,166         1,277,727
------------------------------------------------------------------------------------------------------

GROSS MARGIN (1999 - 37.18%; 1998 - 36.49%)                                  979,255           734,012
------------------------------------------------------------------------------------------------------

EXPENSES

  Advertising and promotion                                                  216,353           237,865
  Amortization                                                                81,390            79,234
  Auto                                                                         2,419             5,899
  Bad debts                                                                   54,953            11,622
  Bank charges and interest                                                   30,922            14,946
  Computer                                                                     9,574             8,897
  Insurance                                                                   20,876            20,564
  Legal and accounting                                                        57,507            44,732
  Management fees                                                             78,000            44,000
  Office                                                                      86,973            80,037
  Rent                                                                       122,647           108,605
  Repairs and maintenance                                                     11,606             4,876
  Research and development                                                     4,793               544
  Salaries and employee benefits                                             456,484           255,298
  Telephone and fax                                                           36,752            25,986
  Utilities                                                                   21,887            29,439

                                                                           1,293,136           972,544
------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                                       (313,881)         (238,532)

OTHER INCOME (EXPENSES)

  Other income                                                                 7,883             4,496
  Gain on foreign exchange                                                    37,806            13,271
  Loss on sale of assets                                                     (2,155)                 -
------------------------------------------------------------------------------------------------------

                                                                              43,534            17,767

NET LOSS FOR THE YEAR                                                      (270,347)         (220,765)

DEFICIT, beginning of year                                               (1,094,768)         (874,003)
------------------------------------------------------------------------------------------------------


DEFICIT, end of year                                                 $   (1,365,115)   $   (1,094,768)


LOSS PER SHARE                                                       $        (0.12)   $        (0.05)
======================================================================================================

AYOTTE MUSIC INC.
(DBA Ayotte Drums Only)

Statement of Changes in Financial Position
Years Ended February 28, 1999 and 1998

                                                                                1999             1998
-----------------------------------------------------------------------------------------------------


CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES

  Net loss for the year                                              $     (270,347)   $     (220,765)
  Items not involving cash:
    Amortization                                                              81,390            79,234
    Loss on sale of assets                                                     2,155                 -
------------------------------------------------------------------------------------------------------

                                                                           (186,802)         (141,531)
  Net change in non-cash working capital                                   (133,467)         (281,476)
------------------------------------------------------------------------------------------------------

                                                                           (320,269)         (423,007)
------------------------------------------------------------------------------------------------------


CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES

  Issuance of share capital                                                   15,000           910,126
  Share issue costs                                                         (33,520)
  Capital leases                                                            (36,781)            23,442
------------------------------------------------------------------------------------------------------

                                                                            (55,301)           933,568
------------------------------------------------------------------------------------------------------


CASH USED FOR INVESTING ACTIVITIES

  Purchase of capital assets (net of disposals)                             (16,537)          (99,888)
------------------------------------------------------------------------------------------------------

INCREASE(DECREASE) IN CASH POSITION                                        (392,107)           410,673

CASH POSITION, beginning of year                                             435,732            25,059
------------------------------------------------------------------------------------------------------

CASH POSITION, end of year                                           $        43,625   $       435,732

AYOTTE MUSIC INC.
(DBA Ayotte Drums Only)

Notes to Financial Statements
February 28, 1999 and 1998
--------------------------------------------------------------------------------
1.       OPERATIONS

         Ayotte Music Inc. ("Ayotte") is a British Columbia corporation in the business of manufacturing drums for the music entertainment industry.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       Inventories

                  Inventories are valued at the lower of cost and net realizable value.

         b)       Capital Assets

                  Capital assets are recorded at cost. Amortization is provided on a declining- balance basis over the estimated useful lives of the assets at an annual rate of 20%. Computer software is amortized at 100%. One-half of the amortization is provided for in the year of acquisition.

         c)       Foreign Exchange

                  Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at year-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions.

         d)       Financial Instruments

                  The Company's financial instruments consist of cash and term deposits, accounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         e)       Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

AYOTTE MUSIC INC.
(DBA Ayotte Drums Only)

Notes to Financial Statements
February 28, 1999 and 1998
--------------------------------------------------------------------------------
3.       CAPITAL ASSETS

                                                                                    Net Book Value
                                                              Accumulated   ------------------------
                                                   Cost       Amortization       1999           1998
----------------------------------------------------------------------------------------------------

 Manufacturing equipment                    $   295,721     $  206,403     $   89,318     $  106,925
 Furniture and office equipment                  50,715         26,489         24,226         28,507
 Leasehold improvements                         178,218         85,834         92,384        114,168
 Computer software                               13,490         13,490              -              -
 Automobile                                      30,741         18,149         12,592         15,740
 Assets acquired under capital leases           123,717         42,962         80,755        100,943
                                            $   692,602     $  393,327     $  299,275     $  366,283
====================================================================================================

4.       OBLIGATIONS UNDER CAPITAL LEASE

         The Company is committed to minimum lease payments for computer and manufacturing equipment under capital leases, as follows:

               2000                                  $    43,235
               2001                                        3,569
               Less:  imputed interest                    46,804
                                                          (4,589)

               Less:  current portion                    (27,649)
               --------------------------------------------------
                                                     $    14,566
               ==================================================

5.       SHARE CAPITAL

         a)       Authorized:

                  Unlimited         Voting common shares without par value
                  Unlimited         Preferred shares

         b)       Issued:
                  Common                                     Number of Shares           Amount
                  ---------------------------------------------------------------------------------
                  BALANCE FEBRUARY 28, 1997                      1,569,760         $    368,480
                  Share Split, 1:2.84515                          2,896,442                    -
                  Share Exchange:
                  -  Class A preferred shares, 1:2.8              3,508,736            1,253,120
                  -  Class B preferred shares, 1:0.02                25,062               12,531
                  Issued for Cash                                 1,644,000              752,500
                  Issued on Reverse Takeover                      2,000,000              361,910
                  Share Issue Costs                                       -             (204,284)
                  ---------------------------------------------------------------------------------
                  BALANCE AT FEBRUARY 28, 1998                   11,644,000         $  2,544,257
                  =================================================================================


AYOTTE MUSIC INC.
(DBA Ayotte Drums Only)

Notes to Financial Statements
February 28, 1999 and 1998
--------------------------------------------------------------------------------
5.       SHARE CAPITAL (CONT'D)

BALANCE FEBRUARY 28, 1998                   11,644,000       $   2,544,257
Issued for Cash                                 50,000              15,000
Share Issue Costs                                    -             (33,520)
BALANCE FEBRUARY 28, 1999                   11,694,000       $   2,525,737
================================================================================

         c) 2,325,496 of the issued share capital is held in escrow, releasable on the basis of 1/3 thereof, on each of the anniversaries of the date of December 4, 1997. During the year 2,162,747 shares were released from escrow.

         d) 784,500 warrants were issued and outstanding as of February 28, 1999. Each warrant is exercisable into a common share at $0.75 up to May 7, 1999.

         e)       The following stock options were outstanding at February 28, 1998:


                       Number                     Exercise Price          Expiry Date
                  -----------------------------------------------------------------------
                       300,000                    $         0.30         March 26, 2001
                       128,000                    $         0.50         March 26, 2001
                        90,000                    $         0.45         March 26, 2001

         Included in the above stock options are 290,000 options held by directors and employees of the Company.

6.       INCOME TAXES

         As at February 28, 1999, the Company has estimated non-capital losses of $1,386,700 which may be used to offset taxable income of future years. If unused, the losses will expire as follows:

                       2002                       $    218,300
                       2003                            275,400
                       2004                            317,000
                       2005                            178,000
                       2006                            398,000
                      ------------------------------------------
                                                   $ 1,386,700
                      ==========================================

AYOTTE MUSIC INC.
(DBA Ayotte Drums Only)

Notes to Financial Statements
February 28, 1999 and 1998
--------------------------------------------------------------------------------
7.       RELATED PARTY TRANSACTIONS

         Included in expenses is $78,000 (1998: $44,000) of consulting and management fees paid to a shareholder of the Company and another company owned by a director.

8.       COMMITMENTS

         Subsequent to year-end, the Company received a repayable grant from the federal government under the Program for Export Market Development in the amount of $38,800. The grant is repayable based on the Company reaching a certain level of export revenues.

9.       UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

         2.       Exhibits

                  Exhibit No.       Description of Exhibit                                                 Page No.

                      3.(i)         Articles of Incorporation (including continuance
                                     to federal jurisdiction of Canada)..........................................50

                      3.(ii)        By-laws......................................................................54

                      10.1          Investor relations agreement with Marketing Strategies Inc...................84

                      99.1          Form of stock certificate....................................................91


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Ayotte Music Inc.


Date: May 22, 2000                                    /s/     Louis Eisman
                                                 -------------------------
                                                 Louis Eisman, President